Interim Condensed Financial Statements (Unaudited)

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three months ended March 31, 2017 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2016 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of May 10, 2017.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2016

Revenues

AC Immune generated revenues of CHF 2.0 million in the three months ended March 31, 2017, an increase of CHF 1.5 million over the comparable period in 2016. The following table summarizes our revenues during the three months ended March 31, 2017 and 2016:

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands, unaudited)
Collaboration and license revenue	1,955	381	1,574
Grant revenue	51	106	(55)
Total revenues	2,006	487	1,519

The increase in revenues was principally due to the EUR 1 million (CHF 1.1 million) milestone payment invoiced to Piramal Imaging for the initiation of “Part B” of the first-in-man phase 1 clinical trial for PSP (Progressive Supranuclear Palsy) and CHF 0.9 million in research contribution revenues related to the Alpha-synuclein and TDP-43 PET Imaging Tracers Biogen collaboration. In the three months ended March 31, 2017, revenues also included CHF 51 thousand for a research grant from the LuMind Research Down Syndrome Foundation to support our ACI-24 phase 1 clinical study in patients with Down Syndrome.

Research and Development Expenses

In the three months ended March 31, 2017, research and development expenses totaled CHF 7.5 million compared with CHF 5.4 million in the same period in 2016, an increase of CHF 2.1 million. The following table presents the research and development expenses during the three months ended March 31, 2017 and 2016:

Interim Condensed Financial Statements (Unaudited)

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses	5,170	3,789	1,382
Salaries and related costs(1)	2,185	1,520	665
Depreciation of tangible fixed assets	99	63	35
Total research and development expenses	7,454	5,372	2,082

(1)	Includes share-based compensation

The increase in research and development programs is primarily driven by the new discovery programs and the two ACI 24 programs. The following table presents the research and development expenses by major development program during the three months ended March 31, 2017 and 2016:

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands, unaudited)
Programs subject to collaboration agreements(2)	400	234	166
ACI-35	1,112	1,679	(567)
ACI-24 (for AD and Down syndrome)	1,420	841	579
PD (therapeutics and diagnostics)	527	207	320
New discovery programs	1,540	459	1,081
Total programs	4,999	3,420	1,579
R&D expenses not allocated to specific programs	2,455	1,952	503
Total	7,454	5,372	2,082

(2)	Includes research and development expenditures for crenezumab, anti-tau antibodies and tau PET imaging tracer.

General and administrative expenses

General and administrative expenses amounted to CHF 2.4 million in the three months ended March 31, 2017 compared with CHF 0.9 million in the same period in 2016, an increase of CHF 1.5 million. The increase is related to operating and salary related expenses for the three months ended March 31, 2017. The following table presents the general and administrative expenses for the three months ended March 31, 2017 and 2016:

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses	1,123	406	717
Salaries and related costs(1)	1,263	493	770
Total general and administrative expenses	2,386	899	1,487

(1) Includes share-based compensation

Interim Condensed Financial Statements (Unaudited)

Related-Party Transactions

Related party comprises of the Board of Directors and the Executive Management.

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands, unaudited)
Short-term employee benefits (1)	471	432	39
Post-employment benefits	37	39	(2)
Share-based compensation	1	29	(28)
Total	509	500	9

(1)	The three months ended March 31, 2016 short-term employee benefits were revised to conform with current period presentation.

Short-term employee benefits comprise of salaries, bonus, social security and expense allowances.

No options were granted as of and for the three months ended March 31, 2017 and 2016, respectively, to the Directors and Executive Management of the Company.

For the three months ended March 31, 2017, the Company granted 4,750 Restricted Shares as part of a Restricted Share Award to one of our Directors in accordance with our 2016 Stock Option and Incentive Plan.

In April 2017, Joerg Hornstein assumed the role of the Chief Financial Officer as a member of Executive Management.

Financial results, net

In the three months ended March 31, 2017, the Company reported a CHF 1.6 million net financial loss compared with net financial loss of CHF 0.4 million in the same period in 2016, a difference of CHF 1.2 million. The key driver for the higher financial costs during the three months ended March 31, 2017 were net unrealized losses of CHF 1.6 million on foreign currency cash balances incurred in the three months ended March 31, 2017 due to a weakening of the USD relative to the CHF at the end of the first quarter compared with foreign exchange loss of CHF 0.4 million in the same period in 2016.

The following table presents the net financial income and expenses during the three months ended March 31, 2017 and 2016:

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands, unaudited)
Finance income	13	1	12
Finance costs	(1,634)	(392)	(1,242)
Total financial expense	(1,621)	(391)	(1,230)

Interim Condensed Financial Statements (Unaudited)

Loss per share

	For the Three Months Ended March 31,
	2017	2016
	(in CHF thousands except for share and per share data, unaudited)
Net loss attributable to equity holders of the Company	(9,455)	(6,175)
Loss per share (EPS):
Basic and diluted, loss for the period attributable to equity holders	(0.17)	(0.13)
Weighted-average number of shares used to compute EPS basic and diluted	56,855,987	46,402,500

For the three months ended March 31, 2017 and 2016, basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding. Weighted-average dilutive shares outstanding excludes antidilutive share options and non-vested restricted share awards that totaled 1,611,547 and 3,557,473, respectively from the computation of diluted income (loss) per common share for the three-months ended March 31, 2017 and 2016.

Liquidity and Capital Resources

Our operations have been financed primarily by proceeds from the collaboration and license agreements we have with a number of partners, including Genentech, Janssen and Piramal Imaging, research grants awarded to us and net proceeds from the issuance of common shares and preferred shares including the net proceeds raised in the initial public offering (“IPO”) in September 2016. As of March 31, 2017, we had cash and cash equivalents of CHF 138.1 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2 study, ACI-24 in Down syndrome, our PET imaging candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Three Months Ended March 31,
	2017	2016	Change
	(in CHF thousands)
Net cash provided by (used in):
Operating activities	(11,884)	(7,685)	(4,199)
Investing activities	(641)	(210)	(431)
Financing activities	29	(378)	407
Net change in cash and cash equivalents	(12,496)	(8,273)	(4,223)

Interim Condensed Financial Statements (Unaudited)

Operating activities

Net cash used in operating activities was CHF 11.9 million for the three months ended March 31, 2017 compared with net cash used in operating activities of CHF 7.7 million for the three months ended March 31, 2016. The change in cash used in operating activities in the first three months of 2017 was due to (i) the Company’s reporting net loss of CHF 9.5 million for three months ended March 31, 2017 compared with a CHF 6.2 million loss for the same period in 2016 driven primarily by the research and development cost in the first quarter of 2017, (ii) an increase in prepaid expenses primarily related to administrative expenses of CHF 1 million, and (iii) the decrease in accounts payable due to increased research expense payments in the first quarter of 2017 compared to the first quarter of 2016.

Investing activities

Net cash used in investing activities rose to CHF 0.6 million for the three months ended March 31, 2017 compared with net cash used in investing activities of CHF 0.2 million in the three months ended March 31, 2016 due to increased capital expenditures to strengthen our manufacturing and research infrastructure.

Financing activities

Net cash provided by financing activities was CHF 29 thousand for the three months ended March 31, 2017 compared with net cash used in financing activities of CHF 0.4 million for the three months ended March 31, 2016. The increase is driven by employee stock option exercises compared with net cash used in financing activities of CHF 0.4 million primarily related to stock transaction costs.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of and commercialize our current or any future product candidates. At March 31, 2017 we had cash balances totaling CHF 138.1 million. The decrease relative to December 31, 2016 is due to an increase in research and development spent on our major discovery and development programs and the strengthening of the company’s infrastructures, systems and organization. There can be no certainty as to the exact timing, or in fact whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements up to the first quarter of 2019.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development and if we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

Interim Condensed Financial Statements (Unaudited)

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2017, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.07 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Final Prospectus. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the Final Prospectus entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.